02021865

TATES
ANGE COMMISSION
.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31505

RECEIVED APR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 WEST 44th ST - SUITE 1100
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD FEIT, CPA
(Name — *if individual, state last, first, middle name*)

321 WEST 24th ST
NEW YORK, NY 10011

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SIDNEY W. AZRILIANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY ASSOCIATES, INC., as of JANUARY 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

____
Signature

PRESIDENT
Title

____
Notary Public

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWARD FEIT
Certified Public Accountant
321 West 24th Street - Apt. 15F
New York, NY 10011
1-800-825-2262

March 4, 2002

Liberty Associates, Inc.
The Bar Building - Suite 1100
36 West 44th St
New York, NY 10036

Gentlemen:

We have examined the FOCUS Report (Form X-17A-5 Part IIA) of Liberty Associates, Inc. as at January 31, 2002. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof, and of the accounting records, and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed for Members, Brokers and Dealers.

In our opinion, the accompanying FOCUS Report presents fairly, in the form required by the Securities and Exchange Commission, the financial position of Liberty Associates, Inc. at January 31, 2002 and therein, all in conformity with generally accepted accounting principles.

Very truly yours,

EDWARD FEIT, CPA

By Edward Feit CPA
Edward Feit, CPA

EDWARD FEIT
Certified Public Accountant
321 West 24th Street
New York, NY 10011
1-800-825-2262

March 4, 2002

Liberty Associates, Inc.
The Bar Building - Suite 1100
36 West 44th St
New York, NY 10036

Gentlemen:

Our examination of your company's accounting records, system of internal control and procedures for safeguarding securities for the year ended January 31, 2002 did not disclose any material inadequacies.

Very truly yours,

EDWARD FEIT, CPA

By Edward Feit CPA
Edward Feit, CPA

LIBERTY ASSOCIATES, INC.

Balance Sheet

at January 31, 2002

ASSETS

Cash		$ 3,503
Salomon Smith Barney		
Gov't and Agencies Fund	$24,366	
Marketable stocks	18,034	42,400
Investment in NASD warrants		3,000
TOTAL ASSETS		**$48,903**

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accrued expenses & accounts payable		$22,508
CAPITAL		
Capital stock	$ 5,000	
Paid-in Surplus	5,000	
Retained earnings	16,395	26,395
TOTAL LIABILITIES AND CAPITAL		**$48,903**

LIBERTY ASSOCIATES, INC.

Statement of Income (Loss)

For the Year Ended January 31, 2002

INCOME		
Commissions		$198,500
Loss on firm securities investment accounts		(2,204)
Other income		1,274
TOTAL INCOME		197,570
Less: Expenses		
Compensation - Officer	$ 20,000	
NASD & regulatory dues & fees	6,362	
Other expenses	180,753	207,115
NET INCOME FOR YEAR ENDED JANUARY 31, 2002		**($ 9,545)**

LIBERTY ASSOCIATES, INC.

Statement of Changes in Financial Condition

For the Year Ended January 31, 2002

FUNDS APPLIED

Net loss for year		($ 9,545)

NET DECREASE IN WORKING CAPITAL

	Increase	Decrease
Increase: Cash	$ 245	
Increase: Gov't Securities	1,325	
Decrease: Equities		$2,436
Increase: Accrued expenses		8,679
	1,570	11,115

NET DECREASE IN WORKING CAPITAL	($ 9,545)
NET FUNDS APPLIED	**($ 9,545)**

EDWARD FEIT
Certified Public Accountant
321 West 24th Street
New York, NY 10011
1-800-825-2262

March 4, 2002

Securities and Exchange Commission
Northeast Regional Office
233 Broadway
New York, NY 10279
Att: Mr. Edwin Nordlinger
Assistant Regional Administrator

Re: Form X-17A-5
File No.12-015071-J

Gentlemen:

Our computation of Net Capital of Liberty Associates, Inc. at January 31, 2002 agrees with the computation prepared by management.

Very truly yours,

EDWARD FEIT, CPA

By Edward Feit CPA
Edward Feit, CPA